Exhibit 99.9

Bridgeport Ventures Inc. Announces Commencement of Exploration Activities in Nevada

Toronto, Ontario – March 8, 2011 – Bridgeport Ventures Inc. (TSX: BPV) (“Bridgeport”) is pleased to announce the commencement of exploration activities on the Blackrock and Argentite Properties, Nevada.

Exploration activities on the Blackrock Property include 4000m of drilling and are anticipated to start during the second week of March, 2011. The access and activity permit has been obtained and approved by the Bureau of Land Management (BLM) in Nevada and the drill pads are currently under construction. The reverse circulation drill program will be targeting a gold-silver, epithermal vein system identified through historical exploration. The Blackrock Property is located approximately 25km west of Carson City, Nevada in the Walker Lane Trend.

Exploration activities on the Argentite Property will include ground geophysical IP and magnetic surveys, as well as a property-wide soil geochemical survey. The anomalies identified in the geophysical and geochemical surveys coincident with geologically favourable rocks will be followed up with drilling, which is anticipated to start in early May. The reverse circulation drill program will be targeting a gold-silver epithermal vein system identified through historical exploration. The geophysical and geochemical surveys are anticipated to start during the second week of March. The Argentite Property is located approximately 70km southeast of Tonopah, Nevada in the Walker Lane Trend.

In addition to the activities at Blackrock and Argentite, Bridgeport is currently drilling on the Rosario Property in Chile.

Bridgeport’s President and CEO, Ms. Shastri Ramnath said, “We look forward to a very active year in 2011, which will include 30,000m of reverse circulation and diamond drilling. In addition, we have been fortunate enough to assemble an exploration team with global experience with companies such as Barrick and Quadra FNX.”

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with operations in the Americas. Its strong technical team with local experience has a solid record of discovery and a proven history of mining success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, depending upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Ms. Shastri Ramnath
President and CEO
Tel. (416) 350-2173
investorrelations@bridgeportventures.net
www.bridgeportventures.net